03031045

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEP 15 2003

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, September 10, 2003, Series 2003-A3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

033-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 16 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 11, 2003

NOMURA ASSET ACCEPTANCE CORPORATION

By: ______________________

Name: Jay Gracin

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2003-A3

$260 Million (± 10%)
(Approximate)

Computational Materials and Collateral Term Sheets
September 9, 2003

NOMURA

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral information set forth in this Collateral Term Sheet supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the final Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of this Collateral Term Sheet. The depositor is not responsible for the accuracy of this Collateral Term Sheet, and has not authorized the dissemination of this Collateral Term Sheet. The Underwriter is acting as underwriter/placement agent and not as agent for the depositor in connection with the proposed transaction.

The attached tables, together with the summary information presented herein (the "Collateral Term Sheet") are privileged and confidential and are intended for use by the addressee only. This Collateral Term Sheet is furnished to you by Nomura Securities International, Inc. ("Nomura") and not by Nomura Asset Acceptance Corp. ("NAAC") or any of its other affiliates. NAAC has not prepared or taken part in the preparation of these materials. None of Nomura, NAAC or any of their respective affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "Offering Documents") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2003-A3 (the "Securities"). The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in this Collateral Term Sheet, including the collateral tables which follow, is based only on a statistical sample of Mortgage Loans (the "Statistical Pool") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in this Collateral Term Sheet. Although Nomura believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Offering Documents may be obtained by contacting your Nomura account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Collateral Overview:

The mortgage loans are expected to have the following approximate characteristics based on the scheduled principal balances of the loans as of August 1, 2003:

	Total
Cut-off Date Principal Balance:	$276,134,331
Number of Mortgage Loans:	1,061
Average Principal Balance:	$260,259
Weighted-Average Coupon:	6.551%
Servicing Fee (including other fees):	26.5 bps
Weighted-Average Net Coupon:	6.286%
Weighted-Average Remaining Term:	340
Range of Remaining Scheduled Terms to Maturity:	29-360
Weighted-Average Seasoning:	6
Range of Original Loan-to-Value Ratios:	8.95%-100%
Weighted-Average Original Loan-to-Value Ratio:	73.737%
Geographic Concentration of Mortgaged Properties Securing Loans in Excess of 5.00% of the Aggregate Principal Balance:	CA: 28.84% NY: 13.99% NJ: 8.67% FL: 6.61% VA: 5.28%
Fixed-Rate Loans (Non-Balloon) Loans	99.3%
Prepayment Penalties (% by Scheduled Principal Balances):	14.80%
Weighted-Average Remaining Prepay Penalty Term (in months):	33.53

Collateral Stratifications - Total Pool:

1. Originator

Originator	Loan Count	UPB	% UPB
WELLS FARGO HOME MORTGAGE INC	369	114,393,907	41.43
Other	346	87,504,599	31.69
SIB MORTGAGE CORP	294	57,836,386	20.95
THE NEW YORK MORTGAGE COMPANY LLC	52	16,399,440	5.94
Total:	**1061**	**276,134,331**	**100.00**

2. Principal Balances

Principal Balances	Loan Count	UPB	% UPB
1 - 25,000	6	139,856	0.05
25,001 - 50,000	28	1,155,571	0.42
50,001 - 75,000	77	4,845,214	1.75
75,001 - 100,000	87	7,581,021	2.75
100,001 - 125,000	96	10,809,303	3.91
125,001 - 150,000	92	12,522,955	4.54
150,001 - 175,000	60	9,740,990	3.53
175,001 - 200,000	46	8,631,016	3.13
200,001 - 225,000	49	10,409,215	3.77
225,001 - 250,000	48	11,371,697	4.12
250,001 - 275,000	38	9,924,069	3.59
275,001 - 350,000	97	30,522,159	11.05
350,001 - 450,000	187	72,929,127	26.41
450,001 - 550,000	84	41,411,404	15.00
550,001 - 600,000	24	13,868,925	5.02
600,001 - 650,000	19	12,058,198	4.37
650,001 - 750,000	10	7,248,507	2.62
750,001 - 850,000	8	6,344,364	2.30
850,001 - 950,000	4	3,624,884	1.31
950,001 >=	1	995,856	0.36
Total:	**1061**	**276,134,331**	**100.00**

avg Principal Balance: 260,259

3. Current Rate

Current Rate	Loan Count	UPB	% UPB
4.501 - 5.000	10	1,546,625	0.56
5.001 - 5.500	15	4,730,526	1.71
5.501 - 6.000	131	41,974,090	15.20
6.001 - 6.500	365	110,053,663	39.86
6.501 - 7.000	364	84,061,181	30.44
7.001 - 7.500	91	18,693,688	6.77
7.501 - 8.000	42	7,487,417	2.71
8.001 - 8.500	27	4,719,983	1.71
8.501 - 9.000	11	2,073,191	0.75
9.001 - 9.500	3	419,855	0.15
9.501 - 10.000	2	374,111	0.14
Total:	**1061**	**276,134,331**	**100.00**

nzwa Current Rate: 6.551

4. Credit Scores

Credit Scores	Loan Count	UPB	% UPB
<= 0	4	899,497	0.33
541 - 560	2	141,913	0.05
561 - 580	4	873,703	0.32
581 - 600	30	4,538,658	1.64
601 - 620	62	11,699,604	4.24
621 - 640	99	17,632,146	6.39
641 - 660	112	24,811,984	8.99
661 - 680	105	26,030,847	9.43
681 - 700	133	35,060,503	12.70
701 - 720	128	35,470,766	12.85
721 - 740	117	33,534,378	12.14
741 - 760	102	29,491,424	10.68
761 - 780	97	31,787,806	11.51
781 - 800	57	21,220,279	7.68
801 - 820	9	2,940,824	1.06
Total:	**1061**	**276,134,331**	**100.00**

avg Credit Score: 705

5. Lien Status

Lien Status	Loan Count	UPB	% UPB
1	1061	276,134,331	100.00
Total:	**1061**	**276,134,331**	**100.00**

6. Original LTV

Original LTV	Loan Count	UPB	% UPB
<= 50.000	70	19,286,912	6.98
50.001 - 55.000	24	10,049,413	3.64
55.001 - 60.000	42	15,042,583	5.45
60.001 - 65.000	53	18,812,492	6.81
65.001 - 70.000	92	32,443,805	11.75
70.001 - 75.000	103	32,580,005	11.80
75.001 - 80.000	362	98,241,777	35.58
80.001 - 85.000	20	3,121,208	1.13
85.001 - 90.000	208	31,445,713	11.39
90.001 - 95.000	62	11,207,634	4.06
95.001 - 100.000	25	3,902,790	1.41
Total:	**1061**	**276,134,331**	**100.00**

nzwa OLTV: 73.737

7. Silent Second

Silent Second	Loan Count	UPB	% UPB
N	937	246,399,836	89.23
Y	124	29,734,495	10.77
Total:	**1061**	**276,134,331**	**100**

8. Combined LTV

Combined LTV	Loan Count	UPB	% UPB
No Silent Second	937	246,399,836	89.23
35.001 - 40.000	1	58,629	0.02
65.001 - 70.000	1	527,577	0.19
70.001 - 75.000	1	363,325	0.13
75.001 - 80.000	5	2,617,586	0.95
80.001 - 85.000	5	1,473,844	0.53
85.001 - 90.000	17	5,763,433	2.09
90.001 - 95.000	41	8,517,847	3.08
95.001 - 100.000	53	10,412,253	3.77
Total:	**1061**	**276,134,331**	**100**

nzwa CLTV for loans with Silent Seconds: 92.573
nzwa OLTV for loans without Silent Seconds: 73.401
nzwa CLTV/OLTV: 75.466

9. Doc Type

Doc Type	Loan Count	UPB	% UPB
Full (I-A)	525	137,505,070	49.80
Alternate	6	959,986	0.35
Reduced with VOA (A-SI)	150	36,213,944	13.11
Reduced with VOI (I-NA)	20	7,504,001	2.72
No Ratio (A-NI)	154	49,781,421	18.03
None (NI-NA)	99	21,881,526	7.92
Stated/Stated with Vvoe	107	22,288,383	8.07
Total:	**1061**	**276,134,331**	**100.00**

10. Loan Purpose

Loan Purpose	Loan Count	UPB	% UPB
Purchase	496	121,071,601	43.85
Rate/Term Refi	227	69,408,161	25.14
Cash Out Equity Refi	338	85,654,570	31.02
Total:	**1061**	**276,134,331**	**100.00**

11. Occupancy

Occupancy	Loan Count	UPB	% UPB
Owner-Occupied	754	216,639,116	78.45
Second Home	38	10,501,937	3.80
Investor	269	48,993,278	17.74
Total:	**1061**	**276,134,331**	**100.00**

12. Property Type

Property Type	Loan Count	UPB	% UPB
Single Family	663	179,528,906	65.02
2-4 Family	224	56,568,877	20.49
PUD	83	22,337,383	8.09
Condo (<=4)	57	12,627,368	4.57
Condo (>=4)	6	2,147,251	0.78
Co-op	8	971,486	0.35
Manufactured Housing	20	1,953,062	0.71
Total:	**1061**	**276,134,331**	**100.00**

13. State

State	Loan Count	UPB	% UPB
CA	215	79,645,226	28.84
NY	117	38,643,660	13.99
NJ	89	23,948,793	8.67
FL	109	18,257,771	6.61
VA	41	14,575,389	5.28
MA	35	12,080,987	4.38
MD	26	8,344,479	3.02
GA	36	6,888,367	2.49
TX	40	6,408,397	2.32
PA	52	6,394,195	2.32
Other	301	60,947,068	22.07
Total:	**1061**	**276,134,331**	**100.00**

14. Zip Codes

Zip Codes	Loan Count	UPB	% UPB
11377	4	2,125,363	0.77
20016	5	2,098,535	0.76
11357	4	2,082,783	0.75
93035	4	2,000,930	0.72
90277	4	1,573,545	0.57
11368	5	1,517,455	0.55
94110	2	1,454,382	0.53
95746	2	1,315,585	0.48
8226	3	1,294,965	0.47
90505	3	1,294,555	0.47
Other	1025	259,376,231	93.93
Total:	**1061**	**276,134,331**	**100.00**

15. Program

Program	Loan Count	UPB	% UPB
BALLOON	11	1,938,153	0.70
FIXED	1050	274,196,178	99.30
Total:	**1061**	**276,134,331**	**100.00**

16. Months to Maturity

Months to Maturity	Loan Count	UPB	% UPB
1 - 180	85	17,892,454	6.48
181 - 240	18	3,176,765	1.15
241 - 360	958	255,065,112	92.37
Total:	**1061**	**276,134,331**	**100.00**

nzwa Months to Maturity: 340

17. Prepay Penalty Original Term

Prepay Penalty Original Term	Loan Count	UPB	% UPB
0	849	234,434,009	84.90
6	5	2,854,413	1.03
12	35	9,976,190	3.61
24	4	424,360	0.15
36	69	13,992,135	5.07
60	99	14,453,225	5.23
Total:	**1061**	**276,134,331**	**100.00**

nzwa Prepay Penalty Original Term: 36

18. Prepay Penalty Remaining Term

Prepay Penalty Remaining Term	Loan Count	UPB	% UPB
<= 0	851	235,260,224	85.20
1-6	21	8,223,528	2.98
7-12	17	3,780,860	1.37
13 - 18	2	257,298	0.09
19 - 24	2	167,062	0.06
25 - 30	9	1,551,581	0.56
31 - 36	60	12,440,554	4.51
37 - 42	1	78,074	0.03
49 - 54	17	2,800,679	1.01
55 - 60	81	11,574,472	4.19
Total:	**1061**	**276,134,331**	**100.00**

nzwa Prepay Penalty Remaining Term: 34
Count: 210

19. Mortgage Insurance Company

Mortgage Insurance Company	Loan Count	UPB	% UPB
None	764	228,773,497	82.85
Radian	33	6,537,160	2.37
GEMIC	55	8,334,779	3.02
MGIC	72	10,652,909	3.86
PMI	30	3,970,349	1.44
RMIC	23	4,066,817	1.47
Verex	1	351,026	0.13
UGRI	37	6,268,289	2.27
Triad	46	7,179,506	2.60
Total:	**1061**	**276,134,331**	**100.00**

20. Mortgage Insurance Percentage

Mortgage Insurance Percentage	Loan Count	UPB	% UPB
<= 0	764	228,773,497	82.85
1-10	4	1,569,702	0.57
11-20	22	3,173,214	1.15
21 - 30	261	40,971,347	14.84
31 - 40	10	1,646,572	0.60
Total:	**1061**	**276,134,331**	**100.00**

nzwa Mortgage Insurance Percentage: 25.240

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in these Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superceded in their entirety by the final Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter/placement agent and not as agent for the depositor in connection with the proposed transaction.